Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

	Three Months Ended June 30, 2015		Six Months Ended June 30, 2015
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$70		$143
One-Third of Rents, Net of Income from Subleases	9		16

Total Fixed Charges	$79		$159

Earnings:
Income Before Income Taxes	$417		$902
Fixed Charges	79		159

Total Earnings	$496		$1,061

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	6.28	x	6.67	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$116		$239
One-Third of Rents, Net of Income from Subleases	9		16

Total Fixed Charges	$125		$255

Earnings:
Income Before Income Taxes	$417		$902
Fixed Charges	125		255

Total Earnings	$542		$1,157

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.34	x	4.54	x